Exhibit 99.1

MBody AI Corp. Expands Fortune 500 Deployment, Advancing National Robotics Rollout

Proven pilot converts to multi-property expansion; deployment remains less than 10% of national footprint

ISFIYA, ISRAEL & NEVADA, UNITED STATES, March 26, 2026 (Global Newswire) -- Check-Cap Ltd. (“Check-Cap” or the “Company”) (NASDAQ: $MBAI) through its pending business combination, MBody AI Corp., a market-leading embodied artificial intelligence company, today announced the expansion of an existing deployment with a Fortune 500 gaming and hospitality operator across multiple properties.

The expansion follows a successful period of continuous live operations, where MBody AI demonstrated consistent, measurable performance in high-traffic, real-world environments. The operator’s decision to scale from pilot to multi-property deployment was driven by observed results in its own facilities.

The current deployment represents less than 10% of the operator’s total national footprint, with expansion driven by demonstrated performance and additional milestones. With dozens of facilities nationwide, the relationship represents a significant long-term opportunity as deployment expands across the portfolio.

The current agreement includes autonomous floor care operations, with the Company’s platform positioned to expand into additional service categories including outdoor cleaning, facility services, food and beverage delivery, and broader operational automation.

MBody AI’s proprietary Orchestrator platform manages diverse robot fleets across sites and use cases under long-term subscription agreements. This model generates recurring revenue that compounds as deployments expand, driving increasing lifetime value per enterprise customer.

“We deploy. We do the work. We add value. The data improves operations and creates the justification to expand. This is our flywheel in action,” said John Fowler, Chief Executive Officer of MBody AI Corp. “This operator expanded based on what they measured in their own properties — not what we projected. With most of their portfolio still ahead of us, this relationship represents a meaningful long-term opportunity.”

Transaction Update

The Company also provided an update on its previously announced business combination and capital markets positioning following the change of its ticker symbol to MBAI.

The Company has received a request for supplemental information from NASDAQ. This is an expected step of the listing application process in advance of the business combination between the Company and MBody AI.

“A Fortune 500 operator choosing to scale deployment based on real-world performance is exactly the type of validation that underpins our long-term strategy,” said David Lontini, Chairman of the Board and Interim Chief Executive Officer. “We are seeing clear evidence that MBody AI’s platform delivers measurable value in live environments, and that is what drives expansion. I also want to thank the Check-Cap team for their continued efforts to drive towards completing our proposed business combination with MBody AI as we work through the NASDAQ new listing application process.”

About Check-Cap Ltd.

Check-Cap Ltd. (NASDAQ: $MBAI) is a technology company executing a strategic transformation through its shareholder-approved merger with MBody AI Corp. Upon completion, Check-Cap expects to become a publicly traded leader in embodied artificial intelligence, delivering enterprise-grade AI orchestration for robotic systems across hospitality, gaming, and commercial real estate operations. The merger is targeted to close in the first half of 2026, subject to customary closing conditions.

About MBody AI Corp.

MBody AI Corp. (NASDAQ: $MBAI) is an AI hardware-agnostic enterprise robotics platform that deploys and manages autonomous robot workforces for hospitality, gaming, and commercial real estate operators. The company’s proprietary MBody AI Orchestrator manages diverse robot fleets across sites and use cases under long-term subscription agreements. MBody AI counts leading Fortune 500 operators among its customers.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements, which include, among others, statements regarding the completion and timing of the merger with MBody AI, the anticipated Nasdaq listing and commencement of trading, the Company’s ability to maintain continued compliance with Nasdaq listing requirements, the expected benefits of the merger, MBody AI’s technology roadmap and commercial scaling, the anticipated timing and completion of customer deployments, the expected expansion of services across additional categories and customer properties, the expected revenue characteristics of the Company’s subscription model, the Company’s beliefs about market and technology trends, the anticipated growth of the embodied AI market, the future operations and positioning of the combined company, the anticipated use or non-use of the equity line of credit facility with ARC Group International Inc., and the expected timeline for closing the merger. These forward-looking statements are based on the Company’s current intentions, beliefs, and expectations regarding future events. Actual results may differ materially due to risks and uncertainties including, but not limited to, the satisfaction of closing conditions, the ability to complete the merger on the anticipated timeline or at all, the ability to receive Nasdaq approval and commence trading, integration risks, customer concentration risks, the ability to expand deployments within existing customer relationships, the risk that customer deployments may not expand or convert to additional service categories as anticipated, market conditions, and other factors described in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements except as required by law.

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Investor Relations Contact:

MZ Group North America

Shannon Devine / Jamie Kirchen

MBAI@mzgroup.us

Media Contact:

MZ Group North America

Shannon Devine / Jamie Kirchen

MBAI@mzgroup.us